Filed Pursuant to Rule 433
Registration No. 333-265361
April 9, 2024

The following information is a Notice of Fund Changes relating to certain investment options under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the “Plan”) as well as a Summary of Material Modifications to the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers Summary Plan Description/Prospectus.  For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), you should log on to Nolan Financial Group’s website at www.nolanlink.com, or contact Nolan Financial Group at 888-907-8633.

April 9, 2024

Notice of Fund Changes
and
Summary of Material Modifications to the
Lincoln National Corporation Deferred Compensation Plan for Agents
and Brokers Summary Plan Description/Prospectus

Dear Plan Participant:

The following information is a Notice of Fund Changes relating to certain investment options under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the “Plan”) as well as a Summary of Material Modifications to the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers Summary Plan Description/Prospectus.

Investment Fund Changes:

The following information is a Notice of Fund Changes relating to certain investment options under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the “Plan”).  For more information about each of the investment options offered under the Plan1, you should visit LincolnFinancial.com/RetirementInfoCenter or log on to Nolan Financial Group’s website at www.nolanlink.com or contact Nolan Financial Group at 888-907-8633.

Effective May 20, 2024, the Defined Outcome Fund option with 12% buffer and the Defined Outcome Fund option with 22% buffer (collectively the “Defined Outcome Funds”) will no longer be available as investment options under the Plan.  Any account balances you have in and/or future deferral investment elections going to the Defined Outcome Funds at that time will automatically be mapped (or transferred) as shown in the chart below. Any contributions received on or after May 19, 2024 that are directed to the Defined Outcome Funds, will be mapped as shown in the chart below. Because this mapping (or transfer) is automatic, you do not need to take any action.

1  Reminder, your Plan account is not actually invested in the investment options offered under the Plan.  Instead, the performance of the investment options is used solely as a measure to calculate the value of your Plan account, and eventual benefit.  This is sometimes referred to as “phantom” or “notional” investing.

If you are currently investing in the following options:		Your account balance and investment elections will be mapped to:
53500Q536	Lincoln S&P 500 Buffer Fund May	See Below	State Street Target Date Fund (Class M) that most closely matches the year you attain age 65
53500Q510	Lincoln S&P 500 Ultra Buffer Fund May	See Below	State Street Target Date Fund (Class M) that most closely matches the year you attain age 65
Prior to investing in a collective investment trust option, an investor should consider carefully the investment objectives, risks, and charges and expenses of the offeror of the collective investment trust.

Action to consider

Take a few minutes to review your investment portfolio. Make any changes you feel are necessary to meet your retirement savings goals. If you don’t want the investment of your existing account to be mapped (or transferred) as indicated, you may change your investment elections and/or make a reallocation on your own by initiating a transfer prior to 4:00 p.m. ET on May 19, 2024.  Note:  You cannot choose to keep any investments in or transfer any investments to the Defined Outcome Funds after May 20, 2024.

For more information on the available investment options log on to your account at www.nolanlink.com or visit LincolnFinancial.com/RetirementInfoCenter.

Please be sure to make any changes prior to 4:00 p.m. ET on May 19, 2024 if you do not want the mapping (or transfer) to occur.  Of course, you could also wait until after the automatic mapping (or transfer) occurs if you wish to exchange investment options or change where your future deferrals are invested.

Any transactions requested on May 19, 2024, (such as transfers) will not be processed while the investment option changes are being made but will process as soon as administratively feasible once the investment option changes are completed.  Your account, however, will continue to be credited with investment results during the change.

MAPPED FUNDS Fund Names	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr or since inception return %	Inception date

State Street Target Retirement Income Fund Class M (85744W630)	0.07%	$0.70	0.07%	$0.70	9.74	5.58	4.12	6/30/2009
State Street Target Retirement 2020 Fund Class M (85744W721)	0.07%	$0.70	0.07%	$0.70	10.43	6.70	5.30	6/30/2009
State Street Target Retirement 2025 Fund Class M (85744W713)	0.07%	$0.70	0.07%	$0.70	12.94	8.05	6.19	9/30/2009
State Street Target Retirement 2030 Fund Class M (85744W697)	0.07%	$0.70	0.07%	$0.70	15.78	8.94	6.71	6/30/2009
State Street Target Retirement 2035 Fund Class M (85744W689)	0.07%	$0.70	0.07%	$0.70	16.96	9.48	7.04	9/30/2009
State Street Target Retirement 2040 Fund Class M (85744W671)	0.07%	$0.70	0.07%	$0.70	17.87	9.98	7.31	6/30/2009
State Street Target Retirement 2045 Fund Class M (85744W663)	0.07%	$0.70	0.07%	$0.70	18.66	10.42	7.57	9/30/2009
State Street Target Retirement 2050 Fund Class M (85744W655)	0.07%	$0.70	0.07%	$0.70	19.47	10.69	7.68	10/31/2009
State Street Target Retirement 2055 Fund Class M (85744W648)	0.07%	$0.70	0.07%	$0.70	19.53	10.69	7.69	4/30/2011
State Street Target Retirement 2060 Fund Class M (85744W465)	0.07%	$0.70	0.07%	$0.70	19.53	10.69	7.71	4/1/2015
State Street Target Retirement 2065 Fund Class M (857480354)	0.07%	$0.70	0.07%	$0.70	19.52	--	7.37	12/31/2019

FUNDS NO LONGER AVAILABLE EFFECTIVE MAY 20, 2024 Fund Names	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr or since inception return %	Inception date
Lincoln S&P 500 Buffer Fund May (53500Q536)	1.05%	$10.50	1.05%	$10.50	16.63%	--	5.90%	5/21/2021
Lincoln S&P 500 Ultra Buffer Fund May (53500Q510)	1.05%	$10.50	1.05%	$10.50	13.00%	--	4.89%	5/21/2021

Average returns provided are representative of performance as of December 31, 2023.

Summary of Material Modifications:

The below information is a Summary of Material Modifications (“SMM”) intended to notify you of important changes made to the Plan.  This SMM supplements or modifies the June 2, 2022 Summary Plan Description/Prospectus (“SPD”) for the Plan and is subject to the terms of the plan document.  Please take the time to read this SMM and keep a copy of it with your June 2, 2022 SPD.

Effective January 1, 2023, the Plan Sponsor made the following change to the Plan:

The following replaces the definition of “Deferrable Earnings,” in its entirety, on page 28 of the SPD:

“‘Deferrable Earnings’ means gross first year life and renewal insurance commissions plus gross first year and renewal/trailer annuity and retirement commissions paid to the Participant during the Plan year from the sale of LNL, LLANY, LFA or Company brokered products under a valid sales contract with LNL or LLANY or all commissions paid under a registered representative’s contract with LFA.  Deferrable Earnings shall also include gross Permanent Fixed Life and Annuity Program earnings for eligible Agents and Brokers.  For purposes of this Plan, ‘gross’ means gross commissions reportable before any applicable tax withholdings.  Deferrable Earnings do not include (a) additional payouts under any producer group arrangement unless, effective for Plan years on and after January 1, 2023, the individual is also the writing agent; (b) commissions on group products, (c) effective as of May 1, 2023, any commissions and adjustments paid under prepaid arrangements for non-proprietary commissions (e.g., fixed business through Crump); (d) any other earnings not paid through the BOCASoft sales compensation system; or (e) any benefit assistance, benefit stipend or benefit subsidy paid by the Company.  Deferrable Earnings may be paid on either a W-2 basis (for Agents) or a 1099 basis (for Agents and Brokers).”

Effective May 20, 2024, the Plan Sponsor made the following change to the Plan:

1.	“Defined Outcome Options” under Section L (The Investment Supplement – Summary Information on the Investment Options) on pages 45-46 of the SPD is deleted in its entirety.

2.	The third paragraph under “Investment Decisions; Diversification” on page 47 of the SPD is replaced in its entirety to read:

“As of the date of this Prospectus the Investment Options listed below are available for you to invest in.  These are the same investments currently offered under the LNL 401(k) Plan.  For more detailed information about each of the Investment Options (except for the LNC Stock Fund) please log onto your account at www.NolanLink.com or contact Nolan at 888-907-8633.  Information about the Investment Options can also be found at LincolnFinancial.com/RetirementInfoCenter.”

3.
References to “Lincoln S&P 500 Buffer Fund May” and “Lincoln S&P 500 Ultra Buffer Fund May” under the “Investment Lineup as of June 1,2022 - Tier 4 – Specialty Option” on page 49 of the SPD are deleted in their entirety.

4.	The “Defined Outcome Funds” section on pages 63-64 of the SPD is deleted in its entirety.

* * * * * *

Questions?

If you have any questions about these changes or would like to make a change to your current account balance and/or investment elections under the Plan, contact Nolan Financial Group at 888-907-8633 or log on to your account at www.nolanlink.com.  For more information about the Plan, please review the Plan’s current Summary Plan Description/Prospectus.

This Notice contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

* * * * * *

All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling Nolan Financial Group at 888-907-8633.